Dreyfus Florida Municipal Money Market Fund

ANNUAL REPORT November 30, 2006



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Florida Municipal Money Market Fund, covering the 12-month period from December 1, 2005, through November 30, 2006.

Although reports of declining housing prices have raised some economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of November, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, while the Federal Reserve Board remains "on hold" as it assesses new releases of economic data. As always, we encourage you to discuss the implications of these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 15, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus Florida Municipal Money Market Fund perform during the period?

For the 12-month period ended November 30, 2006, the fund produced a yield of 2.86%. Taking into account the effects of compounding, the fund produced an effective yield of 2.90%.[1]

Yields of tax-exempt money market securities rose along with short-term interest rates early in the reporting period before stabilizing when the Federal Reserve Board (the "Fed") refrained from further rate hikes in the summer and fall of 2006.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests at least 80% of its net assets in municipal obligations that provide income exempt from federal personal income tax, and which enable the fund's shares to be exempt from the Florida intangible personal property tax. In so doing, we employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, tax-exempt money market instruments in which the fund invests. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in Florida's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable the fund to take advantage of opportunities when short-term supply increases. Yields generally tend to rise when there is an increase in new-issue supply competing for investor interest. New securities that are generally issued with maturities in the one-year range may in turn cause us to lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity in an effort to take advantage of then-current yields. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

As it had since June 2004, the Fed continued to raise short-term interest rates at the start of the reporting period. Nonetheless, the U.S. economy gained momentum in the opening months of 2006 as labor markets strengthened. In May, resurgent energy prices and hawkish comments from Fed members caused inflation concerns to intensify, prompting investors to conclude that the Fed might raise interest rates more than they previously expected. In fact, the Fed raised short-term interest rates at each of its meetings through the end of June 2006, driving the overnight federal funds rate to 5.25%.

Concerns regarding higher inflation waned during the summer, however, when U.S. housing markets softened and employment gains moderated. As a result, investors looked forward to a possible end to the Fed's tightening campaign. The Fed obliged at its August, September and October meetings by holding the federal funds rate steady, its first pauses in more than two years. Energy prices fell significantly in the late summer and fall, and GDP growth moderated to a 2.2% annualized rate in the third quarter, down from 2.6% in the second quarter, helping to ease investors' inflation fears.

The growing U.S. economy benefited Florida's fiscal condition as tax receipts came in higher than originally projected. Although the supply of newly issued Florida instruments remained relatively stable, other states had less need to borrow, causing the national supply of newly issued municipal money market securities to decline compared to the same period one year earlier. Yet, investor demand remained robust, putting downward pressure on yields.

As inflation-related concerns ebbed over the summer and fall, yields of longer-term municipal securities declined while those of shorter-dated municipal money market securities remained stable. This left little difference in the yields of tax-exempt securities with maturities between six months and four years. Investors therefore focused mainly on instruments maturing in six months or less, which put additional downward pressure on yields at the short end of the maturity range.

In this environment, we generally maintained the fund's weighted average maturity in a range we considered to be in line with industry averages. However, with yields relatively low from municipal notes and variable-rate demand notes at the long and short ends of the fund's maturity spectrum, respectively, we increased our focus on tax-exempt commercial paper with maturities in the three- to five-month range.

What is the fund's current strategy?

Recent Fed comments and evidence of slower economic growth suggest to us that the Fed is unlikely either to raise or lower short-term interest rates over the foreseeable future. While we have maintained the fund's market-neutral position, we may lengthen its weighted average maturity to take advantage of seasonal opportunities for higher yields that typically arise near year-end. Of course, we are prepared to adjust our strategies as market conditions continue to evolve.

December 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund would have produced a yield of 2.83% and an effective yield of 2.87%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unadited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Florida Municipal Money Market Fund from June 1, 2006 to November 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2006

Expenses paid per $1,000†	$ 2.93
Ending value (after expenses)	$1,015.40

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2006

Expenses paid per $1,000†	$ 2.94
Ending value (after expenses)	$1,022.16

† *Expenses are equal to the fund's annualized expense ratio of .58%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2006

Short-Term Investments−100.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)

Alachua County,
  Revenue (North Central
  Florida YMCA, Inc. Project)
  (LOC; SouthTrust Bank)
	3.76	12/7/06	1,630,000 [a]	1,630,000

Alachua Housing Finance Authority,
  MFHR (Edenwood Park Project)
  (Liquidity Facility; Merrill Lynch)
	3.59	12/7/06	3,365,000 [a,b]	3,365,000

Brevard County,
  Revenue (Holy Trinity
  Episcopal Academy Project)
  (LOC; Wachovia Bank)
	3.53	12/7/06	840,000 [a]	840,000

Broward County, GO Notes, Refunding	5.00	1/1/07	500,000	500,571

Broward County,
  IDR (GB Instruments Inc.
  Project) (LOC; Bank of America)
	3.63	12/7/06	1,960,000 [a]	1,960,000

Broward County,
  Sales Tax Revenue, CP
  (Liquidity Facility; Dexia
  Credit Locale)
	3.60	12/8/06	4,354,000	4,354,000

Broward County Housing Finance
  Authority, MFHR (Cypress Grove
  Apartments Project) (Liquidity
  Facility; American International
  Group Funding Inc.)
	3.63	12/7/06	14,500,000 [a]	14,500,000

Broward County Housing Finance
  Authority, MFHR (Golf View
  Gardens Apartments Project)
  (LOC; Regions Bank)
	3.57	12/7/06	8,500,000 [a]	8,500,000

Broward County Housing Finance
  Authority, SFMR (Merlots
  Program) (Insured: FNMA and
  GNMA and Liquidity Facility;
  Wachovia Bank)
	3.57	12/7/06	10,000 [a,b]	10,000

Capital Trust Agency,
  Multifamily Revenue (Liquidity
  Facility; Merrill Lynch
  Capital Services and LOC;
  Merrill Lynch)
	3.56	12/7/06	25,840,000 [a,b]	25,840,000

Collier County Housing Finance
  Authority, MFHR (George
  Washington Carver Apartments)
  (LOC; PNC Bank)
	3.60	12/7/06	3,000,000 [a]	3,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Collier County Industrial Development Authority, IDR (March Project) (LOC; Wachovia Bank)	3.63	12/7/06	2,810,000 [a]	2,810,000
Dade County, Resource Recovery Facility Revenue, Refunding (Insured; AMBAC)	5.30	10/1/07	100,000	101,254
Dade County Industrial Development Authority, IDR (Spectrum Programs Inc. Project) (LOC; Bank of America)	3.55	12/7/06	435,000 [a]	435,000
Dade County Industrial Development Authority, IDR (U.S. Holdings Inc. Project) (LOC; SunTrust Bank)	3.64	12/7/06	725,000 [a]	725,000
Escambia County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.57	12/7/06	1,955,000 [a,b]	1,955,000
Florida Development Finance Corporation, IDR (Air Technology) (LOC; Wachovia Bank)	3.63	12/7/06	2,000,000 [a]	2,000,000
Florida Development Finance Corporation, IDR (Atlantic Truss Group, LLC Project) (LOC; Wachovia Bank)	3.63	12/7/06	2,975,000 [a]	2,975,000
Florida Development Finance Corporation, IDR (Byrd Technologies Inc. Project) (LOC; Wachovia Bank)	3.63	12/7/06	1,330,000 [a]	1,330,000
Florida Development Finance Corporation, IDR (Downey Glass Industries, LLC Project) (LOC; Wachovia Bank)	3.63	12/7/06	645,000 [a]	645,000
Florida Development Finance Corporation, IDR (DSLA Realty LC Project) (LOC; SunTrust Bank)	3.79	12/7/06	1,270,000 [a]	1,270,000
Florida Development Finance Corporation, IDR (Energy Planning Associates Corporation Project) (LOC; Wachovia Bank)	3.63	12/7/06	1,340,000 [a]	1,340,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida Development Finance Corporation, IDR (Enterprise 2650 LLC Project) (LOC; Wachovia Bank)	3.63	12/7/06	985,000 [a]	985,000
Florida Development Finance Corporation, IDR (Florida Food Products, Inc. Project) (LOC; Wachovia Bank)	3.63	12/7/06	2,200,000 [a]	2,200,000
Florida Development Finance Corporation, IDR (Florida Steel Project) (LOC; Wachovia Bank)	3.63	12/7/06	915,000 [a]	915,000
Florida Development Finance Corporation, IDR (Increte LLC Project) (LOC; Wachovia Bank)	3.63	12/7/06	1,910,000 [a]	1,910,000
Florida Development Finance Corporation, IDR (Jamivon Properties Inc. Project) (LOC; Wachovia Bank)	3.63	12/7/06	1,600,000 [a]	1,600,000
Florida Development Finance Corporation, IDR (Kelray Real Estate Project) (LOC; Wachovia Bank)	3.63	12/7/06	810,000 [a]	810,000
Florida Development Finance Corporation, IDR (Octex Corporation Project) (LOC; Wachovia Bank)	3.63	12/7/06	150,000 [a]	150,000
Florida Development Finance Corporation, IDR (R.L. Smith Investments LLC Project) (LOC; SunTrust Bank)	3.79	12/7/06	930,000 [a]	930,000
Florida Development Finance Corporation, IDR (Retro Elevator Corporation Project) (LOC; Wachovia Bank)	3.63	12/7/06	795,000 [a]	795,000
Florida Development Finance Corporation, IDR (Suncoast Bakeries, Inc. Project) (LOC; SunTrust Bank)	3.59	12/7/06	700,000 [a]	700,000
Florida Development Finance Corporation, IDR (Trese Inc. Project) (LOC; Wachovia Bank)	3.63	12/7/06	980,000 [a]	980,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida Development Finance Corporation, IDR (Twin Vee PowerCats, Inc. Project) (LOC; SunTrust Bank)	3.64	12/7/06	1,720,000 [a]	1,720,000
Florida Development Finance Corporation, IDR, Refunding (Charlotte Community Project) (LOC; SunTrust Bank)	3.54	12/7/06	1,320,000 [a]	1,320,000
Florida Gas Utility, Revenue (Gas Project Number 1) (Insured; FSA)	5.00	12/1/06	100,000	100,000
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	3.65	12/7/06	17,030,000 [a]	17,030,000
Hillsborough County Aviation Authority, Revenue (Merlots Program) (Tampa International Airport) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.57	12/7/06	1,975,000 [a,b]	1,975,000
Hillsborough County Industrial Development Authority, IDR (Allied Aerofoam Project) (LOC; Wachovia Bank)	3.58	12/7/06	2,600,000 [a]	2,600,000
Hillsborough County Industrial Development Authority, IDR (Seaboard Tampa Terminals Venture Project) (LOC; Wachovia Bank)	3.60	12/7/06	4,000,000 [a]	4,000,000
Hillsborough County Industrial Development Authority, IDR, Refunding (Leslie Controls Inc.) (LOC; SunTrust Bank)	3.59	12/7/06	3,535,000 [a]	3,535,000
Jacksonville, Educational Facilities Revenue (Edward Waters College Project) (LOC; Wachovia Bank)	3.53	12/7/06	4,300,000 [a]	4,300,000
Jacksonville, Educational Facilities Revenue (Edward Waters College Project) (LOC; Wachovia Bank)	3.70	10/1/07	1,530,000	1,530,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Jacksonville Economic Development Commission, IDR (Load King Manufacturing Company Inc. Project) (LOC; SouthTrust Bank)	3.64	12/7/06	2,060,000 [a]	2,060,000
Jacksonville Health Facilities Authority, Health Facilities Revenue (River Garden/Coves Project) (LOC; Wachovia Bank)	3.53	12/7/06	455,000 [a]	455,000
JEA, Electric System Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.65	1/19/07	5,000,000	5,000,000
JEA, Electric System Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.65	1/19/07	5,000,000	5,000,000
JEA, Electric System Subordinated Revenue (Liquidity Facility; Bank of America)	3.65	12/1/06	1,000,000 [a]	1,000,000
Lake County Industrial Development Authority, Revenue (Locklando Door and Millwork, Inc. Project) (LOC; Wachovia Bank)	3.58	12/7/06	3,205,000 [a]	3,205,000
Lee County Educational Facilities Authority, Educational Facilities Revenue (International College Foundation Inc. Project) (LOC; SunTrust Bank)	3.59	12/7/06	1,875,000 [a]	1,875,000
Lee County Housing Finance Authority, MFHR (Heron Pond Apartments) (LOC; Regions Bank)	3.57	12/7/06	6,035,000 [a]	6,035,000
Lee County Housing Finance Authority, SFHR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.57	12/7/06	1,860,000 [a,b]	1,860,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lee County Housing Finance Authority, SFMR (Multi-County Program) (Insured; AMBAC)	3.45	3/1/07	12,000,000	12,000,000
Lee County Housing Finance Authority, SFMR (Multi-County Program) (Insured; Transamerica Life and Insurance)	3.90	9/5/07	4,600,000	4,600,000
Lee Memorial Health System Board of Directors, HR (Lee Memorial Health System)	3.68	12/1/06	5,000,000 a	5,000,000
Lee Memorial Health System Board of Directors, HR (Lee Memorial Health System)	3.54	12/7/06	13,300,000 a	13,300,000
Leesburg, HR (The Villages Regional Hospital Project) (Insured; Radian and Liquidity Facility; Bank of Nova Scotia)	3.54	12/7/06	12,000,000 a	12,000,000
Manatee County, IDR (Avon Cabinet Corporation Project) (LOC; Bank of America)	3.60	12/7/06	2,100,000 a	2,100,000
Marion County Industrial Development Authority, IDR (Universal Forest Products) (LOC; Wachovia Bank)	3.63	12/7/06	2,500,000 a	2,500,000
Martin County, PCR, Refunding (Florida Power and Light Company Project)	3.63	12/1/06	15,500,000 a	15,500,000
Miami-Dade County Expressway Authority, Toll System Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	3.53	12/7/06	2,585,000 a,b	2,585,000
Miami-Dade County Industrial Development Authority, IDR (Dutton Press Inc. Project) (LOC; SunTrust Bank)	3.59	12/7/06	1,720,000 a	1,720,000
Miami-Dade County Industrial Development Authority, IDR (Futurama Project) (LOC; SunTrust Bank)	3.78	12/7/06	2,115,000 a	2,115,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Miami-Dade County Industrial Development Authority, IDR (Ram Investments Project) (LOC; Wachovia Bank)	3.58	12/7/06	2,860,000 [a]	2,860,000
Miami-Dade County Industrial Development Authority, Revenue (Altira, Inc. Project) (LOC; SunTrust Bank)	3.59	12/7/06	2,250,000 [a]	2,250,000
Miami-Dade County Industrial Development Authority, SWDR (Waste Management, Inc. Project) (Liquidity Facility; Lloyds TSB Bank PLC)	3.58	12/7/06	4,245,000 [a,b]	4,245,000
Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank)	3.66	3/27/07	6,500,000	6,500,000
Orange County Housing Finance Authority, MFHR (Windsor Pines Project) (LOC; Bank of America)	3.56	12/7/06	1,300,000 [a]	1,300,000
Orange County Industrial Development Authority, Revenue (Lake Highland Preparatory School, Inc. Project) (LOC; Wachovia Bank)	3.53	12/7/06	4,795,000 [a]	4,795,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	3.53	12/7/06	900,000 [a]	900,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	3.58	12/7/06	220,000 [a]	220,000
Orange County Industrial Development Authority, Revenue (University of Central Florida Foundation Inc. Project) (LOC; Wachovia Bank)	3.53	12/7/06	3,985,000 [a]	3,985,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Orlando-Orange County Expressway Authority, Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.53	12/7/06	4,990,000 a,b	4,990,000
Palm Beach County, IDR, Refunding (Eastern Metal Supply Inc. Project) (LOC; Wachovia Bank)	3.58	12/7/06	2,705,000 a	2,705,000
Palm Beach County Housing Finance Authority, MFHR (Azalea Place Apartments Project) (LOC; SunTrust Bank)	3.56	12/7/06	1,000,000 a	1,000,000
Pasco County Educational Facilities Authority, College and University Revenue (Saint Leo University Project) (LOC; Amsouth Bank)	3.75	12/7/06	310,000 a	310,000
Peace River/Manasota Regional Water Supply Authority, Utility System Revenue (Insured; FSA and Liquidity Facility; PB Finance Inc.)	3.53	12/7/06	3,940,000 a,b	3,940,000
Pinellas County Housing Finance Authority, MFHR (Alta Largo Apartments Project) (LOC; Amsouth Bank)	3.56	12/7/06	7,000,000 a	7,000,000
Pinellas County Housing Finance Authority, SFMR (GIC; Rabobank and Liquidity Facility; Merrill Lynch)	3.55	12/7/06	1,800,000 a,b	1,800,000
Pinellas County Industrial Development Authority, IDR (Falcon Enterprises Inc. Project) (LOC; SunTrust Bank)	3.64	12/7/06	1,830,000 a	1,830,000
Pinellas County Industrial Development Authority, IDR (Restorative Care of America Project) (LOC; SunTrust Bank)	3.64	12/7/06	1,565,000 a	1,565,000
Pinellas County Industrial Development Authority, IDR (Sure-Feed Engineering Project) (LOC; Bank of America)	3.60	12/7/06	340,000 a	340,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pinellas County Industry Council, IDR (Molex ETC Inc. Project) (LOC; Wachovia Bank)	3.63	12/7/06	2,350,000 [a]	2,350,000
Pinellas County Industry Council, Revenue (Chi Chi Rodriguez Youth Foundation Project) (LOC; Bank of America)	3.55	12/7/06	500,000 [a]	500,000
Pinellas County Industry Council, Revenue (LLC Day School Project) (LOC; Wachovia Bank)	3.58	12/7/06	130,000 [a]	130,000
Polk County Industrial Development Authority, IDR (Elite Building Products, Inc. Project) (LOC; Wachovia Bank)	3.63	12/7/06	1,890,000 [a]	1,890,000
Polk County Industrial Development Authority, IDR (Florida Treatt Inc. Project) (LOC; Bank of America)	3.60	12/7/06	3,855,000 [a]	3,855,000
Polk County Industrial Development Authority, IDR (GSG Investments Project) (LOC; Wachovia Bank)	3.58	12/7/06	2,330,000 [a]	2,330,000
Putnam County Development Authority, PCR (Seminole Electric Cooperative, Inc. Project)	3.61	12/7/06	5,335,000 [a]	5,335,000
Putnam County Development Authority, PCR (Seminole Electric Cooperative, Inc. Project)	3.61	12/7/06	2,230,000 [a]	2,230,000
Riviera Beach, IDR (K. Rain Manufacturing Project) (LOC; SunTrust Bank)	3.59	12/7/06	2,030,000 [a]	2,030,000
Roaring Fork Municipal Products LLC, Revenue (Hillsborough County Aviation Authority) (Insured; AMBAC and Liquidity Facility; The Bank of New York)	3.63	12/7/06	7,870,000 [a,b]	7,870,000
Saint John's County Industrial Development Authority, Health Facilites Revenue (Coastal Health Care Investors, Ltd. Project) (LOC; SunTrust Bank)	3.60	12/7/06	1,400,000 [a]	1,400,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Saint John's County Industrial Development Authority, IDR (Bronz-Glow Technologies Project) (LOC; Wachovia Bank)	3.81	12/7/06	1,215,000 a	1,215,000
Saint Lucie County, IDR (A-1 Roof Trusses Company Project) (LOC; SouthTrust Bank)	3.81	12/7/06	1,105,000 a	1,105,000
Sarasota County, IDR (Sarasota Military Academy, Inc. Project) (LOC; Wachovia Bank)	3.58	12/7/06	1,930,000 a	1,930,000
Sumter County Industrial Development Authority, IDR (Robbins Manufacturing Company Project) (LOC; Wachovia Bank)	3.58	12/7/06	500,000 a	500,000
Sunshine State Governmental Financing Commission, Revenue (Governmental Financing Program) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.67	12/1/06	2,600,000 a	2,600,000
Tamarac, IDR (Arch Aluminum and Glass Company) (LOC; Comerica Bank)	3.63	12/7/06	1,000,000 a	1,000,000
Volusia County Industrial Development Authority, IDR (Easter Seals Society of Volusia and Flager Counties Inc. Project) (LOC; Wachovia Bank)	3.58	12/7/06	370,000 a	370,000
Total Investments (cost $321,255,825)			**100.4%**	**321,255,825**
Liabilities, Less Cash and Receivables			**(.4%)**	**(1,325,596)**
Net Assets			**100.0%**	**319,930,229**

a   *Securities payable on demand. Variable interest rate—subject to periodic change.*

b   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $60,435,000 or 18.9% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	74.1
AAA,AA,A[c]		Aaa,Aa,A[c]		AAA,AA,A[c]	4.5
Not Rated[d]		Not Rated[d]		Not Rated[d]	21.4
					100.0

[†] *Based on total investments.*
[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
November 30, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	321,255,825	321,255,825
Interest receivable		1,415,079
Prepaid expenses		19,748
		322,690,652
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		128,972
Cash overdraft due to Custodian		2,531,869
Payable for shares of Beneficial Interest redeemed		2,007
Accrued expenses		97,575
		2,760,423
Net Assets ($)		**319,930,229**
Composition of Net Assets ($):		
Paid-in capital		319,930,229
Net Assets ($)		**319,930,229**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		319,930,229
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2006

Investment Income ($):	
Interest Income	**12,736,249**
Expenses:	
Management fee–Note 2(a)	1,862,964
Shareholder servicing costs–Note 2(b)	96,599
Trustees' fees and expenses–Note 2(c)	85,354
Professional fees	55,274
Custodian fees	40,505
Registration fees	28,646
Prospectus and shareholders' reports	19,951
Miscellaneous	27,311
Total Expenses	**2,216,604**
Less–reduction in management fee due to undertaking–Note 2(a)	(38,407)
Net Expenses	**2,178,197**
Investment Income–Net	**10,558,052**
Net Unrealized Appreciation (Depreciation) on Investments–Note 1(b) ($)	**(101)**
Net Increase in Net Assets Resulting from Operations	**10,557,951**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30, 2006	Five Months Ended November 30, 2005[a]	Year Ended June 30, 2005
Operations ($):			
Investment income—net	10,558,052	3,256,326	4,311,291
Net realized gain (loss) on investments	–	–	901
Net unrealized appreciation (depreciation) on investments	(101)	101	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**10,557,951**	**3,256,427**	**4,312,192**
Dividends to Shareholders from ($):			
Investment income—net:	**(10,558,052)**	**(3,256,326)**	**(4,311,291)**
Beneficial Interest Transactions ($1.00 per share):			
Net proceeds from shares sold	1,559,237,599	624,031,201	1,353,281,506
Dividends reinvested	10,105,248	3,136,776	4,134,399
Cost of shares redeemed	(1,650,096,911)	(559,112,623)	(1,336,916,939)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(80,754,064)**	**68,055,354**	**20,498,966**
Total Increase (Decrease) in Net Assets	**(80,754,165)**	**68,055,455**	**20,499,867**
Net Assets ($):			
Beginning of Period	400,684,394	332,628,939	312,129,072
End of Period	**319,930,229**	**400,684,394**	**332,628,939**

[a] The fund has changed its fiscal year end from June 30 to November 30.
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30, 2006	Five Months Ended November 30, 2005[a]	Year Ended June 30, 2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income—net	.029	.009	.013	.005	.008	.015
Distributions:						
Dividends from investment income—net	(.029)	(.009)	(.013)	(.005)	(.008)	(.015)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.90	2.03[b]	1.26	.49	.82	1.46
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.59	.60[b]	.60	.61	.63	.62
Ratio of net expenses to average net assets	.58	.60[b]	.59	.60	.60	.59
Ratio of net investment income to average net assets	2.83	2.06[b]	1.27	.49	.80	1.43
Net Assets, end of period ($ X 1,000)	319,930	400,684	332,629	312,129	265,683	215,333

[a] The fund has changed its fiscal year end from June 30 to November 30.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Florida Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

On August 2, 2005, the Board of Directors approved a change in the fund's fiscal year end from June 30 to November 30.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At November 30, 2006, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2006 and November 30, 2005, were all tax exempt income.

At November 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at an annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken December 1, 2005 through November 30, 2006, to reduce the management fee paid by the fund, if the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .60% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $38,407 during the period ended November 30, 2006.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2006, the fund was charged $60,834 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2006, the fund was charged $19,187 pursuant to the transfer agency agreement.

During the period ended November 30, 2006, the fund was charged $4,184 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $130,847, chief compliance officer fees $1,704 and transfer agency per account fees $3,360 which are offset against an expense reimbursement currently in effect in the amount of $6,939.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Florida Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Florida Municipal Money Market Fund, including the statement of investments, as of November 30, 2006, and the related statement of operations for the year then ended, the statements of changes in net assets and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2006 by correspondence with the custodian and others or by appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Florida Municipal Money Market Fund at November 30, 2006, the results of its operations, the changes in its net assets, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 28, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal period ended November 30, 2006 as "exempt-interest dividends" (not subject to regular federal income tax and, for individuals who are Florida residents, not subject to taxation by Florida). As required by federal tax law rules, shareholders will receive notification of their portion of the Fund's exempt-interest dividends paid for the 2006 calendar year on Form 1099-INT, which will be mailed by January 31, 2007.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

Gordon J. Davis (65)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
- President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
- Consolidated Edison, Inc., a utility company, Director
- Phoenix Companies Inc., a life insurance company, Director
- Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 37

David P. Feldman (67)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

Lynn Martin (66)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women from March 1993-September 2005
- Advisor to Ameritech (11/05 to present)

Other Board Memberships and Affiliations:
- SBC Communications, Inc., Director
- AT&T Inc., Director
- Ryder System, Inc., a supply chain and transportation management company, Director
- The Proctor & Gamble Co., a consumer products company, Director
- Constellation Energy Group, Director
- Chicago Council on Foreign Relations

No. of Portfolios for which Board Member Serves: 9

Daniel Rose (77)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic–American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 18

———————————

Philip L. Toia (73)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Retired

No. of Portfolios for which Board Member Serves: 9

———————————

Sander Vanocur (78)
Board Member (1993)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 18

———————————

Anne Wexler (76)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

———————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Florida Municipal Money Market Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0741AR1106